SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  March, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Notification of award and sale of shares

Aviva Director - Notification of Award and Sale of Shares 11 March 2010

Patrick Regan, Chief Financial Officer of Aviva plc, has been granted the award of shares shown below, under the rules of the CFO Recruitment Share Awards Plan.  Mr Regan has elected for the award to be granted in the form of Restricted Shares which are subject to income tax and National Insurance Contributions ("NIC") at grant.  Mr Regan has sold shares from the award to satisfy the income tax and NIC, details of which are shown below:

Name	Date of Grant	Award Price	No of shares awarded	Date of Sale	Sale Price	No of shares sold to satisfy income tax and NIC
Patrick Regan	11.03.10	380.22p	433,959	11.03.10	395.70p	178,370

The award shares remaining following the above transaction are subject to the rules of the CFO Recruitment Share Awards Plan and a Restricted Share Agreement and will be released to Mr Regan in three equal tranches on the first, second and third anniversaries of Mr Regan's employment start date.

This notification is made in accordance with DTR 3.1.4.

For press enquiries please contact :

Hayley Stimpson, External Affairs Director                       +44 (0)20 7662 7544

Sue Winston, Head of Group Media Relations                 +44 (0)20 7662 8221

For any other queries please contact:
Graham Jones, Group Company Secretary                      +44 (0)20 7662 7601
Liz Nicholls, Assistant Company Secretary                       +44 (0)20 7662 8358

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 March. 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary